Form C-AR

Name of issuer: **Marie Miller**
Legal status of issuer:

     Form: **Limited Liability Company**
     Jurisdiction of Incorporation/Organization: **Delaware**
     Date of organization: **06/28/2019**

Physical address of issuer: **14432 Hume Road, Huntly, VA 22640**
Website of issuer: https://mariemillermusic.com/

Name of intermediary through which the offering will be conducted: **Stampede Securities, Inc.**
CIK number of intermediary: **0001726574**
SEC file number of intermediary: **007-00142**
CRD number, if applicable of intermediary: **292379**

Current number of employees: **1**

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$28,799	$0.00
Cash & Cash Equivalents:	$13,914.11	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$274.00	$274.00
Long-term Debt:	$0.00	$0.00
Revenues/ Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	($274.00)

THE COMPANY

1. Name of issuer: **Little Dreams LLC**

ELIGIBILITY

2. I certify that all of the following statements are true for the issuer: **Yes**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to fil e reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to fil e such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director: Marie Miller
Principal Occupation: Managing Member
Main Employer: Little Dreams LLC
Year Joined as Director: 2019

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

N/A

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer: Marie Miller
Positions Held: CEO
Year Joined: 2019

List all positions and offices with the issuer held and the period of time in which the officer served in the position or office:

N/A

(for 4. And 5.) Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Marie Miller
Employer: Curb Records (2006 – 2018)
Employer's principal business: Recording artist at Curb Records

-Created and released Letter Box (Album)
-Created and released You're Not Alone (EP)
-Toured with Five for Fighting and Kris Allen

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Marie Miller	**30,000 Class A Units**	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:
Little Dreams LLC (the "Company") is a Delaware limited liability company that was formed to finance, produce, and own the album titled Little Dreams ("Album"). The Album includes 10 songs in the folk genre. This is Marie Miller's first independent project after choosing to leave her record label in 2017. In this new album, Marie Miller returns to her original style of music, a style that garnered label attention to begin with.

Revenue Streams:
The Company will mainly earn revenues through digital streaming and download mastering royalties. Once the Album is finished, the Album will be available on music streaming service provider platforms, which includes but is not limited to: Amazon Music, Apple Music, Google

Play Music, Spotify, Tidal, and YouTube Music. Typically, these platforms pay out anywhere from $3-$7 per 1000 streams.

Key Partnerships:
The Company has already partnered with Tone Tree, a digital distribution service provider that will be in charge of making the Album available on all the major music streaming platforms. Over the past 10 years, Tone Tree has promoted some the top entertainers in the folk music world like Grammy winner "The Civil Wars" and has amassed over 100 million streams on digital platforms. The Company will also work with social media influencers to promote the Album.

Customer Channels:
The Company will rely on Marie Miller's established fan base to download and stream the Album's music, which will generate mastering royalties. Marie Miller has already developed a strong fan base through her past music projects. The Company will continue to rely on this strong fan base to continue to listen to the Album to earn revenues. To attract more customers, the Company has developed a robust marketing strategy. The Company will use data analytics to identify new demographics/ regions to market the Album. The Company will use targeted social media ads such as Facebook Ads, Instagram Ads and YouTube ads based on this analysis. Marie Miller also plans on going on tour to promote the Album and attract new customers.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Newly formed company with limited operating history: The Company has a limited operating history and has not generated any revenues from its primary project. The Company relies on artist's past streaming numbers as a good indicator of performance for this upcoming project.

Competition: The Company faces competition from other companies/ individuals with better funding or more experience in the industry. These competitors include other music artists worldwide. Many of these artists may have access to other financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on key personnel: The Company's future success depends, in a significant part upon the continued service of the management team, specifically Marie Miller (the "Manager"). The Company's success is dependent on the ability of the Manager and Company to record, produce and distribute the Album. The loss of the management team could have a material adverse effect on the company to produce the Album.

Piracy: The proliferation of unauthorized copies and piracy of the Album could result in a reduction in royalties that the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming royalties range: The Album may be streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Since streaming royalties for the Album are the main source of revenues for the "Company", variations in payouts can impact returns for investors.

Audience appeal: The Company's main source of revenue will be from the artist's upcoming EP/ Album. The Company will rely on Marie Miller's current fan base and the Album's ability to attract new fans to play and share the new music to increase total plays, which equates to greater royalties. Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited rights for investors: Class B Unit Holders will not have any voting rights in the Company. All business and creative decisions with regard to the Album shall be made solely by Manager, which includes but is not limited to producing and marketing the EP/ Album. Investors will not have any right to rescind, terminate or enjoin the exploitation of the EP/ Album with any rights granted to, any distributor or licensee under any agreement entered into by the Manager.

Indemnification: Under certain circumstances set forth specifically in article 8 of the operating agreement, covered person under the Company (the Manager) will be indemnified for any liabilities or losses against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated. Indemnification under such provision could reduce or deplete assets of the Company.

Recording and production: There are substantial risks associated with recording and producing music, including death or disability of key personnel, inability to stick to budget or recording timelines, and other factors causing delays. These potential problems may increase cost of recording or producing or may cause the entire project to be abandoned.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and Manager project. Companies with limited operating histories, such as the Company and the Manager, do not always use capital in the most efficient manner. Thus, the Company and the Manager may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised will result in dilution of each investment. The Company and the Manager do not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed.

Illiquidity of investment: There is no public market for the securities being sold in this offering. In addition, no sale, transfer or assignment of securities will be permitted unless authorized by the Manager of the Company. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency and the securities may not be readily accepted as collateral for a loan.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the management team including past performance on previous projects of the management team. These assumptions and future events are inherently uncertain and unpredictable. Each investor should be aware that neither the Company nor the management team guarantees or warrants any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Class of Security	Securities (or Amount Authorized)	Securities (or Amount Outstanding)	Voting Rights
Class B	45,000	45,000	No

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years?
None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     (1) any director or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **Yes**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation: Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:
The Company will create the Album, Little Dreams and distribute it on all major digital streaming platforms. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones:

Little Dreams LLC was incorporated in the state of Delaware in June 2019.

Since then, we have:

-Marie Miller, a 10-year recording folk, pop artist as the creator of the Album

-Marie Miller has songs with millions of streams on digital platforms

-The Company has recorded 10 of the 10 songs for the Album at December 31, 2019

-The Company has partnered with Tone Tree, an independent music distributor to release the Album on the major digital streaming platforms

Historical Results of Operations:

Our company was formed in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

-Revenue and Gross Margin: For period ending December 31, 2019, the Company has revenues of $0.

-Assets: As of December 31, 2019, the Company has total assets of $28,799, including $13,914 in cash.

-Net Loss: The Company has had a net loss of $0.00 for 2019

-Liabilities: The Company has liabilities of $274.00 at December 31, 2019

Liquidity and Capital Resources:

The offering has closed, and we hit our minimum funding target. Our project has enough funds to produce and promote the Album. We will likely not require additional financing in addition to the proceeds from the Offering to fund and promote the Album. However, given the uncertainty of unforeseeable events, the Manager may choose to raise more funds. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investment from investors.

Runway and Short/ Mid Term Expenses:

Little Dreams LLC, as of December 31, 2019, has $13,914 cash in hand, averaged $0/ month revenue, averaged $0/ month in cost of goods sold, and averaged $0/ month in operational expenses, for a $0/ month in average burn rate. Our intent is to be profitable in 3 years from when the Album is released.

In the next three months, we plan of releasing the Album, at which point we would incur a large amount of the expenses. The total projected cost to produce the Album is $15,000.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix, B, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as

described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or m is demeanor:

     (i) in connection with the purchase or sale of any security: **No**

     (ii) involving the making of any false filing with the Commission: **No**

     (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     (i) in connection with the purchase or sale of any security: **No**

     (ii) involving the making of any false filing with the Commission: **No**

     (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

     (i) at the time of the filing of this offering statement bars the person from:

     (A) association with an entity regulated by such commission, authority, agency or officer: **No**

     (B) engaging in the business of securities, insurance or banking: **No**

     (C) engaging in saving s association or credit union activities: **No**

     (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

     (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**

(ii) places limitations on the activities, functions or operations of such person: **No**

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from com mitting or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**

(ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on https://www.bumpercollective.com is available in the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:
https://mariemillermusic.com/littledreamsinvest

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to fil e reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases al l of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Document A: Deal Page

Document B: Financial Information

Document C: Business Plan

Document D: Little Dreams LLC Operating Agreement

Document E: Little Dreams LLC Subscription Agreement

Document F: Bad Actor Certification Report

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